U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal year ended December 31, 2022

Legion Capital Corporation

(Exact name of issuer as specified in its charter)

Florida	47-3751122
(State of other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

301 E. Pine St.

Suite: 850

Orlando, Fl 32801

(Address, including zip code of principal executive office)

407-486-9234

(Issuer’s telephone number, including area code)

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Business

Legion Capital Corporation was originally incorporated as GreenSky Corporation on August 7, 2015, in Delaware, and merged with Legion Capital Corporation (the “Company”), a Florida Corporation on January 15, 2016. The Company is an operating company with subsidiaries in the areas of commercial lending, real estate and related services, management, and marketing, closing and title services.

The Company’s operating subsidiaries and activities are:

●	Legion Finance, LLC. Legion Finance, LLC is a subsidiary that raises funds through bond and preferred stock offerings to fund the Company’s growth. Bond and preferred stock offerings are being conducted pursuant to rules mandated by the Securities and Exchange Commission (SEC) under the Jumpstart of Business Startups Act of 2012, commonly referred to as “Regulation A”.

●	Legion Title, LLC. Legion Title, LLC is a title agency that provides title insurance and closing services for Legion transactions.

●	Legion Funding, LLC. The Company formed Legion Funding, LLC for the purpose of making loans to certain real estate developments.

●	Legion Select Holdings, LLC, was renamed to Legion Select, LLC in 2020. The Company formed Legion Select, LLC for the purpose of investing in commercial loans.

●	Legion Ajay, LLC, Legion Lake Mary, LLC and Legion 730 Harris Street, LLC. The Company formed Legion Ajay, LLC, Legion Lake Mary, LLC and Legion 730 Harris Street, LLC to invest in specific real estate projects.

●	Legion Commercial Finance, LLC. The Company formed Legion Commercial Finance, LLC for the purpose of making loans to certain real estate development projects.

During the next 12 months the Company plans to use current cash, as well as additional capital procured through capital sources to grow the current lending, real estate services and development businesses both organically and through acquisition, to expand business services such as title, marketing, and management services and for working capital.

The Company has elected to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers.

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has irrevocably elected to avail itself of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

The Company is an “emerging growth company”, as defined in the JOBS Act, and, for so long as the Company is an emerging growth company, the Company is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to:

●	Not being required to comply with the auditor attestation requirements in the assessment of internal control over financial reporting;

●	Not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditors’ report providing additional information about the audit and the financial statements;

●	Reduced disclosure obligations regarding executive compensation; and

●	Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

The Company may remain an “emerging growth company” until as late as the fiscal year-end following the fifth anniversary of the completion of the IPO, though the Company may cease to be an emerging growth company earlier under certain circumstances, including if (a) the Company has more than $1.07 billion in annual revenue in any fiscal year, (b) the market value of common stock that is held by non-affiliates exceeds $700 million as of any June 30 or (c) issues more than $1.0 billion of non-convertible debt over a three-year period.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Set forth the information required by Item 9(a), (b) and (d) of Form 1-A for the most recently two completed fiscal years.

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the audited financial statements and the notes thereto of the Company included in this filing. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements.

Results of Operations

The Company increased revenues from $3,265,718 in fiscal year 2021, to $6,876,274 in fiscal year 2022. The Company had an operating profit in the amount of $1,078,294 in 2022, compared to an operating profit of $279,600 in 2021 (not including preferred dividends paid). These improvements in operating profits for 2022 over the prior year were a direct result of gains from land sales and an increase in interest income as a result of expanding the lending (notes receivable) portfolio.

Prior to 2019, the Company would take an equity position in a project as part of the business model. Management re-evaluated that practice in 2019 and again in 2020. The Company no longer typically seeks to acquire an equity stake in the company it funds as a commercial lender, rather the Company makes revenue based on loan interest, origination and due diligence fees, service fees and participation fees related to commercial loan transactions.

Liquidity and Capital Resources

As of December 31, 2022, the Company had a cash balance of $8,322,114. During the 12 months ended December 31, 2022, the Company generated 589,484 cash from operating activities and used $22,526,693 for investing activities as the Company expanded its lending portfolio. The Company was provided with approximately $13,361,101 through financing activities.

The primary uses of cash were for expanding the lending business by making new and increased loans, and for marketing and working capital. The main source of cash was from private debt issuance. The following trends are reasonably likely to result in a material decrease in liquidity over the near to long term:

●	Continued expansion of the lending business by loaning out funds on short- and long-term illiquid transactions,

●	Addition of administrative and sales personnel as the business grows,

●	Increases in advertising, public relations and sales promotions as the Company expands operations,

●	An increase in working capital requirements,

●	The cost of being a public reporting company and the continued increase in costs due to governmental compliance activities.

The Company expects to finance operations primarily through existing cash, operational revenues, and any future financing.  The Company expects to use both equity and debt financing from time to time and has no limits on the amount of leverage it may employ. In general, the Company intends to pay debt service from operational cash flow, but also expects to need to raise additional capital to meet obligations and to fully implement the business plan. Potential future sources of capital include secured or unsecured financing from banks or other lenders, and additional debt and/or equity offerings. However, there is no assurance the Company will be able to obtain such capital on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet capital needs. If adequate capital cannot be obtained on a timely basis and on satisfactory terms, operations would be materially negatively impacted.

Item 3. Directors and Officers

Directors and Executive Officers

The following table sets forth the name, age, and position of executive officers and directors as of December 31, 2022. Executive officers are elected annually by the Board of Directors. Each executive officer holds his office until he resigns, is removed by the Board, or his successor is elected and qualified. Directors are elected annually by the Company’s shareholders at the annual meeting. Each director holds his office until his successor is elected and qualified or his earlier resignation or removal.

Name	Age	Position
James S. Byrd, Jr.	64	Chairman, Co-Founder
Paul Carrazzone	64	President, Chief Executive Officer
Douglas S. Hackett	59	Director, Co-Founder
Joseph B. Hilton	55	Independent Director
David Null	56	Chief Financial Officer and Chief Accounting Officer

James S. Byrd, Jr (Chairman, Co-Founder) Mr. Byrd is a veteran corporate and securities attorney and venture capital executive with over 30 years’ experience as an attorney, venture capital executive or advisor. Mr. Byrd has experience in going public and venture capital transactions and has tried cases in both State and Federal Courts, as well as in front of FINRA, the Florida Supreme Court and the U.S. Court of Appeals. During the past 5 years, Mr. Byrd has held the following positions.

Legion Capital Corporation – Chairman, 2015-Present, James S. Byrd, PA, Owner, 2014 – present.

Jim has been a director of the above-listed companies during the past 5 years.

Paul Carrazzone - President, Chief Executive Officer, Director. Mr. Carrazzone has over 30 years’ experience in commercial lending and real estate transactions. Mr. Carrazzone began his career in commercial banking in which he had direct responsibility for loan transactions ranging from a few million dollars to over a billion dollars. In the past few years prior to joining Legion, Mr. Carrazzone has focused much of his consulting, underwriting, and investment expertise on real estate projects in Florida.

In the last five years, Mr. Carrazzone has been engaged in the following businesses:

2017 – 2019 Legion Capital Corporation, first as a consultant and was appointed President as of 2019 and CEO in 2021 to present.

2014 – 2019 Managing personal and family investments in the areas of real estate, land use, lending and related businesses.

Douglas S. Hackett (Director, Co-Founder) Mr. Hackett has over 25 years of media, marketing, and executive experience. Mr. Hackett is the current Chairman of the Board of Directors at Market Leverage, LLC, a previous Inc. 100 Advertising Firm and Fortune 5000 fastest growing company. Mr. Hackett has previously owned multiple radio stations and was the producer and creator of “Baseball Sunday with Joe Garagiola,” “Football Sunday” and “NBA Basketball Sunday”. Mr. Hackett has held the following positions in the last 5 years.

Legion Capital Corporation – Director, Co-Founder – 2015 – Present Market Leverage, LLC – marketing company – Chairman – 2012-Present Heartland Soccer Association – Soccer Association – Director – 2012 – Present

Mr. Hackett has been a director of the above-listed companies during the past 5 years.

David Null, Chief Financial Officer and Chief Accounting Officer.

During the previous 5 years, Mr. Null has been an Associate Director, Finance and Controlling, overseeing financial reporting for 54 subsidiary companies in the European Pharmaceutical industry (Lonza Biologics), CFO of an energy company (Kinetic Energy) and Director of Regulatory Reporting for an insurance company (Capgemini).

Joseph B. Hilton, Independent Director

Mr. Hilton is a former Director of Hilton Hotels Information Technology Group and is also involved in venture capital investing and technology ventures, as well as charitable activities. For over 7 years, Mr. Hilton has been an owner of Gains Venture Group in Phoenix, Arizona and has also been an officer (President and Director from 2016 – 2019) of Legion Capital Corporation.

Family Relationships

There are no family relationships among any of the directors and executive officers.

Involvement in Certain Legal Proceedings

The Company’s directors and officers have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. The directors and officers have not been involved in any transactions with the Company or any of the Company’s affiliates or associates, which are required to be disclosed pursuant to the rules and regulations of the SEC.

Executive Compensation

Name and Principal Position	Year Ended	Salary ($)	Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
James S. Byrd, Jr/Chairman	2022	$120,000	0	0	120,000
	2021	$120,000	0	0	120,000

Douglas S. Hackett/Director	2022	$60,000	0	0	60,000
	2021	$60,000	0	0	60,000

Paul Carrazzone/President/CEO	2022	$175,000	0	0	175,000
	2021	$120,000	0	0	120,000

David Null, CFO and CAO	2022	$96,000	0	0	96,000
	2021	$63,000	0	0	63,000

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings, no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any of the directors, executive officers, promoters or control persons during the past ten years.

Employment Agreements

The Company has not entered into employment agreements with any employees, officers and directors.

Director Compensation

For the year ended December 31, 2022, the directors were Jim Byrd, Douglas Hackett and Paul Carrazzone. No compensation was paid to any director for acting as a director. The Company does not currently have an established policy to provide compensation to members of the Board of Directors for their services in that capacity.

Outstanding Equity Awards at Fiscal Year End

As of December 31, 2022, the Company has 2,503,067 million stock options outstanding in favor of BGA Holdings, LLC (managed by Joseph B. Hilton), as follows:

1,503,067 million at $1 per share, fully vested, 10-year term (subject to a 5 year lock up)

500,000 at $1.25 per share, not vested, 10-year term (subject to a 5 year lock up)

500,000 at $1.75 per share, not vested, 10-year term (subject to a 5 year lock up).

These options expire if not exercised by December 27, 2027.

Item 4. Security Ownership of Management and Certain Securityholders

PRINCIPAL STOCKHOLDERS

The following table sets forth information as to the shares of common stock beneficially owned as of May 15, 2019, by (i) each person known to the Company to be the beneficial owner of more than 5% of the Company’s common stock; (ii) each Director; (iii) each Executive Officer; and (iv) all of the Directors and Executive Officers as a group. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of common stock shown as beneficially owned by them. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, which generally means that shares of common stock subject to options currently exercisable or exercisable within 60 days of the date hereof are considered to be beneficially owned, including for the purpose of computing the percentage ownership of the person holding such options, but are not considered outstanding when computing the percentage ownership of each other person. The footnotes below indicate the number of unvested options for each person in the table. None of these unvested options vest within 60 days of the date hereof.

Legion Capital Partners (James Byrd, Douglas Hackett and Paul Carrazzone principal owners)	10,000,000
Total of Officers and Directors as a Group	10,000,000

Legion Capital Partners (“LCP”) is owned by three officers of the Company:

James Byrd, Chairman and Co-Founder 301 E. Pine St., Ste. 850, Orlando, Fl. 32801 Mr. Byrd owns 33.3% of LCP and therefore indirectly owns and controls 3 million shares.

Douglas Hackett, Director and Co-Founder 301 E. Pine St., Ste. 850, Orlando, Fl. 32801 Mr. Hackett owns 33.3% of LCP and therefore indirectly owns and controls 3 million shares.

Paul Carrazzone, President and CEO 301 E. Pine St., Ste. 850, Orlando, Fl. 32801 Mr. Carrazzone owns 33.3% of LCP and therefore indirectly owns and controls 3 million shares.

Item 5. Interest of Management and Others in Certain Transactions

The following summary is a description of the material terms of capital stock and is not complete. You should also refer to the articles of incorporation, as amended and bylaws, as amended, which are included as exhibits to the registration statement of which this Filing forms a part.

The following is a summary of the rights of the capital stock as provided in the articles of incorporation and bylaws. For more detailed information, please see the articles of incorporation and bylaws, which have been filed as exhibits to this filing.

The Company’s authorized capital stock consists of 100,000,000 shares of common stock, par value $0 and 30,000 authorized shares of preferred stock for $1,000 stated value. As of December 31, 2022, there are 16,566,066 shares of common stock issued and outstanding and 21,004 shares of preferred stock issued and outstanding.

Common Stock: Each shareholder of common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of common stock are entitled to one vote for each share of record on all matters to be voted on by the shareholders. There is no cumulative voting with respect to the election of directors or any other matter. Therefore, the holders of more than 50% of the common shares can determine solely the election of directors, or any other matters. The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors from funds legally available, therefore, cash dividends are at the sole discretion of the Board of Directors. In the event of liquidation, dissolution or winding up, the holders of common stock are entitled to pro-rata share in all assets remaining available for distribution to them after payment of the Company’s liabilities and after provision has been made for each class of stock, if any, having any preference in relation to common stock. Holders of shares of common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock.

Preferred Stock: The Company has 21,004 shares of preferred stock issued and outstanding as of December 31, 2022. However, the Company’s wholly owned subsidiary, Legion Select Holdings, LLC, has $4,263,335 of preferred membership units outstanding.

Options and Warrants

As of December 31, 2022, the Company has 2,503,067 million stock options outstanding in favor of BGA Holdings, LLC (managed by Joseph B. Hilton), as follows:

1,503,067 million at $1 per share, fully vested, 10-year term (subject to a 5 year lock up) 500,000 at $1.25 per share, not vested, 10-year term (subject to a 5 year lock up) 500,000 at $1.75 per share, not vested, 10-year term (subject to a 5 year lock up). These options expire if not exercised by December 27, 2027.

The options for Mr. Hilton and his company were granted in consideration of the cancellation of 2 million shares originally allocated to Mr. Hilton’s company, BGA Holdings, LLC, and for certain employment agreements and services to be provided. The issuance of said 2 million shares was canceled by agreement of the parties.

Limitations on Liability and Indemnification of Officers and Directors

Florida law authorizes corporations to limit or eliminate (with a few exceptions) the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. The Company’s articles of incorporation and bylaws include provisions that eliminate, to the extent allowable under Florida law, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. The Company’s articles of incorporation and bylaws provide that the Company must indemnify and advance reasonable expenses to the directors and officers to the fullest extent permitted by Florida law.

The limitation of liability and indemnification provisions in the articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, the Company will pay the costs of settlement and damage awards against directors and officers pursuant to the indemnification provisions in the articles of incorporation and bylaws.

There is currently no pending litigation or proceeding involving any of the directors, officers or employees for which indemnification is sought.

Transfer Agent

The transfer agent for the Company’s common stock is ClearTrust, LLC and for preferred stock is Securities Transfer Corporation.

Rule 144

Shares of common stock held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, may be resold only pursuant to further registration under the Securities Act or in transactions that are exempt from registration under the Securities Act. In general, under Rule 144 as currently in effect, any affiliates would be entitled to sell, without further registration, within any three-month period a number of shares that does not exceed the greater of:

●	1% of the number of shares of common stock then outstanding, which will equal about 165,660 shares immediately after offering, assuming minimum offering size: or

●	the average weekly trading volume of the unrestricted common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 by the Company’s affiliates will also be subject to manner of sale provisions and notice requirements and to the availability of current public information about the Company.

VALIDITY OF COMMON STOCK

EXPERTS

None

REPORTS

As a Tier 2, Regulation A filer, the Company will be required to file ongoing reports, including an annual report on form 1-K, and a semi-annual report on form 1-SA.

Item 6. Other Information

N/A.

Item 7. Financial Statements

(a)

LEGION CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders’

Legion Capital Corporation and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Legion Capital Corporation and Subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2022.

Tampa, Florida

May 15, 2023

3001 N. Rocky Point Dr. East, Suite 200 ● Tampa, Florida 33607 ● 813.367.3527

Legion Capital Corporation and Subsidiaries

Consolidated Balance Sheet

	December 31,	December 31,
	2022	2021
Assets

Current assets:
Cash	$8,322,114	$16,898,222
Other receivables	1,821,307	980,807
Current portion of business loans receivable, net	47,067,143	24,894,145
Prepaid expenses and other current assets	180,445	131,976
Interest receivable	2,665,488	1,701,416

Total current assets	60,056,497	44,606,566

Property and equipment, net	120,716	70,548
Deferred offering costs	97,419	269,688
Operating lease right of use	73,012	123,085
Investments	137,679	137,679
Assets held for sale	-	439,052
Business loans receivable, less current maturities net	-	75,000

Total assets	$60,485,323	$45,721,618

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued expense	$928,526	$801,579
Current portion of notes payable	12,494,811	10,241,500
Operating lease obligations due within 1 year	46,894	50,074

Total current liabilities	13,470,231	11,093,153

Notes payable, less current portion, net	28,395,601	24,154,599
Long term operating lease obligations	26,118	73,012

Total liabilities	41,891,950	35,320,764

Commitments and contingencies (Note 14)

Shareholders’ equity
Preferred stock, $0 par value; $1,000 stated value, 30,000 shares authorized; 21,004 and 11,658 shares issued and outstanding on December 31, 2022, and 2021, respectively	21,004,200	11,657,775
Common stock, no par value, 100,000,000 shares authorized; 16,566,066 and 16,716,066 shares issued and outstanding on December 31, 2022, and 2021, respectively	8,591,334	8,691,334
Accumulated deficit	(15,265,496)	(14,998,920)

Legion Capital Corporation equity	14,330,038	5,350,189

Non-controlling interest - preferred stock of subsidiary	4,263,335	5,050,665

Total shareholders’ equity	18,593,373	10,400,854

Total liabilities and shareholders’ equity	$60,485,323	$45,721,618

See accompanying notes to consolidated financial statements

Legion Capital Corporation and Subsidiaries

Consolidated Statements of Operations

	For the year ended December 31,
	2022	2021
Revenue:
Interest income	$6,230,062	$2,813,438
Participation fees	450,000	350,000
Other	196,212	102,280

	6,876,274	3,265,718

Expenses:
Selling expenses	225,665	260,930
Bad debt expense	350,000	-
General and administrative expenses	1,960,490	1,641,544
	2,536,155	1,902,474

Operating income	4,340,119	1,363,244

Other income (expense):
Interest expense	(3,837,839)	(2,298,587)
Gain on sale of land	577,699	904,943
Gain on forgiveness of debt	-	310,000
Net income before taxes	1,079,979	279,600

Less:
Corporate Income Tax	(1,685)	-

Net Income	$1,078,294	$279,600

Preferred stock dividends	$1,344,870	$309,861

Net loss attributable to common share	$(266,576)	$(30,261)

Net loss per common share - basic	$(0.016)	$(0.002)

Net loss per common share - diluted	$(0.015)	$(0.002)

Weighted average shares outstanding - basic	16,566,066	16,642,327

Weighted average shares outstanding - diluted	18,069,733	18,145,394

See accompanying notes to consolidated financial statements

Legion Capital Corporation and Subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity

	No par value Preferred Stock		No par value Common Stock		Accumulated	Non- controlling interest- preferred stock issued by
	Shares	Amount	Shares	Amount	Deficit	subsidiary
December 31, 2020	341	$341,000	16,468,669	$8,302,001	$(14,968,659)	$6,573,783	$248,125
Shares repurchased for cash	-	-	(90,471)	(80,952)	-	-	(80,952)
Shares issued for cash Common Stock	-	-	337,868	470,285	-	-	470,285
Preferred Stock	11,965	11,964,775	-	-	-	-	11,964,775
Preferred Stock redeemed for cash	(648)	(648,000)	-	-	-	-	(648,000)
Preferred Stock Dividends	-	-	-	-	(309,861)	-	(309,861)
Preferred membership units of subsidiary redeemed for cash	-	-	-	-	-	(1,523,118)	(1,523,118)
Net Income	-	-	-	-	279,600	-	279,600
December 31, 2021	11,658	$11,657,775	16,716,066	$8,691,334	$(14,998,920)	$5,050,665	$10,400,854
Shares repurchased for cash	-	-	(150,000)	(100,000)	-	-	(100,000)
Preferred Stock	9,875	9,875,425	-	-	-	-	9,875,425
Preferred Stock redeemed for cash	(529)	(529,000)	-	-	-	-	(529,000)
Preferred Stock Dividends	-	-	-	-	(1,344,870)	-	(1,344,870)
Preferred membership units of subsidiary redeemed for cash	-	-	-	-	-	(787,330)	(787,330)
Net Income	-	-	-	-	1,078,294	-	1,078,294
December 31, 2022	21,004	$21,004,200	16,566,066	$8,591,334	$(15,265,496)	$4,263,335	$18,593,373

See accompanying notes to consolidated financial statements

Legion Capital Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	For the Year ended December 31,
	2022	2021
Operating activities:
Net income	$1,078,294	$279,600
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	14,832	4,103
Amortization of bond issue costs and deferred offering costs	1,445,984	269,271
Amortization of debt discount	4,167	75,000
Bad debt expense	350,000	-
Gain on forgiveness of debt	-	(310,000)
Gain on sale of land	(577,699)	(904,943)
Change in operating assets and liabilities:
Other receivables	(840,500)	(741,513)
Prepaid expenses and other current assets	(48,469)	(92,392)
Interest receivable	(964,072)	(1,584,069)
Accounts payable and accrued expenses	126,947	31,650

Net cash from operating activities	589,484	(2,973,293)

Investing activities:
Issuance of business loans	(28,386,685)	(18,187,711)
Repayments of business loans	5,924,992	10,522,583
Purchase of property and equipment	(65,000)	(60,000)
Net cash from investing activities	(22,526,693)	(7,725,128)

Financing activities:
Proceeds from notes payable	21,813,26	28,637,250
Payments on notes payable	(13,683,548)	(11,413,491)
Bond issue costs	(1,964,176)	(719,839)
Deferred offering costs	81,333	(7,500)
Proceeds issuance of preferred stock	9,875,425	11,964,775
Proceeds issuance of common stock	-	470,285
Repurchase of common stock	(100,000)	(80,952)
Redemption of preferred stock	(529,000)	(648,000)
Preferred membership units redeemed for cash subsidiary	(787,330)	(1,523,118)
Dividends paid on preferred stock	(1,344,870)	(309,861)
Net cash from financing activities	13,361,101	26,377,049

Net increase in cash	(8,576,108)	15,671,128

Cash-beginning	16,898,222	1,227,094

Cash-ending	$8,322,144	$16,898,222

See accompanying notes to consolidated financial statements

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1: BUSINESS

Legion Capital Corporation was originally incorporated as GreenSky Corporation on August 7, 2015 in Delaware, and merged with Legion Capital Corporation, a Florida Corporation, on January 15, 2016. The Company is an operating company with subsidiaries in the areas of commercial lending, real estate and related services, management and marketing, closing and title services.

Below is a list of the Company’s operating subsidiaries and activities:

●	Legion Finance, LLC. Legion Finance, LLC is a subsidiary that raises funds through bond and preferred stock offerings to fund the Company’s growth. Bond and preferred stock offerings are being conducted pursuant to rules mandated by the Securities and Exchange Commission (SEC) under the Jumpstart of Business Startups Act of 2012, commonly referred to as “Regulation A”.

●	Legion Title, LLC. Legion Title, LLC is a title agency that provides title insurance and closing services for Legion transactions.

●	Legion Funding, LLC. The Company formed Legion Funding, LLC for the purpose of making loans to certain real estate developments.

●	Legion Select Holdings, LLC, was renamed to Legion Select, LLC in 2020. The Company formed Legion Select, LLC for the purpose of investing in commercial loans.

●	Legion Ajay, LLC, Legion Lake Mary, LLC and Legion 730 Harris Street, LLC. The Company formed Legion Ajay, LLC, Legion Lake Mary, LLC and Legion 730 Harris Street, LLC to invest in specific real estate projects.

●	Legion Commercial Finance, LLC. The Company formed Legion Commercial Finance, LLC for the purpose of making loans to certain real estate development projects.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of Legion Capital Corporation and its wholly owned subsidiaries (collectively the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of consolidated financial position presented have been reflected herein.

Principles of Consolidation

For the year ended December 31, 2022, Legion Capital Corporation and its subsidiaries Legion Finance, LLC, Legion Funding, LLC, Legion Title, LLC, Legion Select Holdings, LLC (renamed Legion Select, LLC in 2020), Legion Commercial Finance, LLC, Legion Ajay, LLC, Legion Lake Mary I, LLC and 730 Harris Street, LLC, have been consolidated for financial statement purposes. All significant intercompany transactions and balances have been eliminated in consolidation.

Reporting Segment

Legion Capital Corporation is a holding company operating in one reportable segment: lending and related services within multiple industries. Every other aspect of the Company’s business is part of that core business.

Cash and Cash Equivalents

For the purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three (3) months or less to be cash equivalents.

Cash accounts are insured at the Federal Deposit Insurance Corporation limits of $250,000 per bank. At times throughout the year, such bank balances may have exceeded the federally insured limit. As of December 31, 2022, approximately $6,772,900 of cash was not covered by insurance.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Business Loans Receivable

In accordance with the guidance of Accounting Standards Codification (ASC) Topic 942, Financial Services - Depository and Lending, the Company reports loans and trade receivables not held for sale on the date of the consolidated financial statements at their outstanding principal balances, reduced by deferred origination and facilities fees and an allowance for loan losses. The allowance for loan losses was $375,751 and $11,555 as of December 31, 2022, and 2021, respectively.

The primary credit quality indicators are paired to changes in overall market/industry valuations as well as changes in more specific pledged collateral valuations to evaluate a performing and non-performing business loans receivable on an individual basis. Most portfolio loans are established with significant amounts of prepaid interest and are 1-2 years in duration. Business loans receivable are considered as non-accrual or past due status on an individual basis. When an asset or investment becomes distressed due to changes in industry valuation, business valuations and ability to generate cash flow or repay debt, each distressed or non-performing asset is evaluated on an individual case by case basis for restructuring and/or liquidation, and at that time an estimated allowance is recorded.

The Company reviews each loan and updates its market analysis, appraisals, and other valuation information and at the end of each accounting period the Company conducts a full review of all loans and their respective valuations internally.

The Company’s policy on nonaccrual loans is as follows: (a) determine whether the principal balance of the loan will not be collectible; (b) if deemed the principal to be collectible (secured by collateral and/or guarantees), then the payment is first applied to late fees and other charges; (c) any amounts in excess of late fees and other charges are then applied to any interest that would be due and any remaining amount is applied to principal; (d) if the loan is deemed to not be collectible, then the payment is applied to principal.

Prior to entering into an agreement to modify any of the Company’s loans, the Company conducts a review and analysis of the current status of the loan and underlying collateral to determine whether such loan should be considered a troubled asset prior to modification. As we are primarily an asset-based lender, the main factor we analyze is the current value of the underlying collateral and whether we still consider the loan to be collectable, in accordance with its terms presently and as modified. As a lender, we consider a modification to be a troubled debt restructuring if a material portion of the original principal of the loan is forgiven.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the expected useful lives of the related assets or the lease term.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments

The Company acquired two properties in exchange for forgiveness of the outstanding loan balance related to each such property. The properties acquired were measured and recorded at their fair value at the time of acquisition. Management reviewed comparable sales and other market data and factors to determine that the real estate was recorded at its fair value on the date of the acquisition.

Long-Lived Assets

The Company reviews long-lived assets (primarily comprised of property, equipment and leasehold improvements, and assets held for sale) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the asset exceeds the fair value of the asset. As of December 31, 2022, and 2021, the Company did not recognize any impairment on its long-lived assets.

Revenue Recognition

The Company derives its revenue primarily from secured lending to real estate developers and builders, business owners and entrepreneurs in select industries. The main sources of revenue are facility fees, due diligence fees, interest income, origination fees and participation fees.

The Company recognizes revenue from the loan business in accordance with ASC 310-20 Receivables-Nonrefundable Fees and Other Costs. The Company includes facility fees, origination fees and due diligence fees as part of interest income and those fees are recognized and amortized over the life of the loan.

Interest income revenue including facility fees, origination fees and due diligences fees are outside the scope of ASC 606. The contracts are valued at a fixed price at inception and do not include any variable consideration or financing components in the normal course of business. In applying judgment, the Company considers customer expectations of performance materiality and the core principles of ASC Topic 606, Revenue from Contracts with Customers.

The Company recognizes revenue from participation fees under ASC 606 Revenue from Contracts with Customers - Topic 606. The Company recognizes participation fee revenue at a point in time. The Company generally invoices customers for participation fees at such times as the right to consideration becomes unconditional and the Company has no remaining performance obligations associated therewith.

Fair Value of Financial Instruments

ASC 825, Disclosure about Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments when it is practical to estimate. Management believes the carrying values of cash and cash equivalents, accounts receivable, business loans receivable, investments, assets held for sale, accounts payable, accrued expenses and notes payable are reasonable estimates of their fair value because of their short-term nature and interest rates.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Bond issuance costs

Bond issuance costs are presented as a contra-liability within Notes payable, less current portion on the consolidated balance sheets. Bond issuance costs are amortized using the straight-line method over the term on the bonds (ranging from 1 to 3 years) and are included as interest expense in the accompanying consolidated statement of operations.

Leases

The Company accounts for leases based on ASU 2016-02, “Leases” (Topic 842). Based on this standard, the Company determines if an agreement is a lease at inception. Operating leases are included in operating lease – right of use, current portion of operating lease liability, and operating lease liability, less current portion in the Company’s consolidated balance sheets. Finance leases are included in property, plant and equipment, net, current portion of long-term debt, net and long-term debt, less current portion, and debt issuance costs in the Company’s consolidated balance sheet.

As permitted under ASU 2016-02, the Company has made an accounting policy election not to apply the recognition provisions of ASU 2016-02 to short term leases (leases with a lease term 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, the Company will recognize the lease payments for short term leases on a straight-line basis over the lease term.

Equity-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with the provisions of ASC 718, Stock Compensation. The computation of the expense associated with stock-based compensation requires the use of a valuation model. The FASB issued accounting guidance requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility, expected option lives, and expected option forfeiture rates, to value equity-based compensation. The Company currently uses a Black-Scholes option pricing model to calculate the fair value of the stock options. The Company primarily uses historical data to determine the assumptions to be used in the Black-Scholes model and has no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility and future stock award exercise experience could result in a change in the assumptions used to value awards in the future. This accounting guidance requires the recognition of the fair value of stock compensation in net income. Although every effort is made to ensure the accuracy of the Company’s estimates and assumptions, significant unanticipated changes in those estimates, interpretations and assumptions may result in recording stock compensation expense that may materially impact the financial statements for each respective reporting period.

Income Taxes

The Company accounts for income taxes under the provisions of ASC 740, Accounting for Income Taxes, which requires a company to first determine whether it is more likely than not (which is defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more likely than not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes are also recognized for carry-forward losses which can be utilized to offset future taxable income. A valuation allowance is recognized when, based on the weight of all available evidence, it is considered more likely than not that all, or some portion, of the net deferred tax assets will not be realized. The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation is reflected in current income. Income tax expense is comprised of the sum of current income tax plus the change in deferred tax assets and liabilities.

Earnings Per Share

Basic earnings (loss) per common share is computed based on the weighted average number of shares of all classes of common stock outstanding during the period. Diluted earnings per common share is computed based on the weighted average number of common shares outstanding during the period increased by the dilutive common stock equivalents. Dilutive common stock equivalents are defined as the number of common stock shares that can potentially be purchased by exercising vested common stock options; the option to buy the stock at a pre-defined purchase price. When the Company has a net loss, dilutive common stock equivalents are not included as they would be anti-dilutive.

 Debt – original issue discount

When the Company issues notes payable with a face value higher than the proceeds it receives, the Company records the difference as a debt discount and amortizes it through interest expense over the life of the underlying note payable.

Reclassifications

The Company has reclassified certain prior period amounts in the consolidated financial statements to conform to the current period presentation.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The amendments introduce an impairment model that is based on expected credit losses (“ECL”), rather than incurred losses, to estimate credit losses on certain types of financial instruments (ex. loans and held to maturity securities), including certain off-balance sheet financial instruments (ex. commitments to extend credit and standby letters of credit that are not unconditionally cancellable). The ECL should consider historical information, current information, and reasonable and supportable forecasts, including estimates of prepayments, over the contractual term. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. Financial instruments with similar risk characteristics may be grouped together when estimating the ECL. The ASU also amends the current available for sale security impairment model for debt securities whereby credit losses relating to available for sale debt securities should be recorded through an allowance for credit losses. For an emerging growth company, the amendments in the update are effective for fiscal years beginning after December 15, 2022. The adoption of this ASU did not have a material effect on the Company’s financial statements. The Company adopted ASU No. 2016-13 on January 1, 2023.

The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3: LIQUIDITY AND GOING CONCERN

The Company has sustained recurring losses and negative cash flows from operations. Over the past year, the Company’s operations have been funded, in part, through repayment of principal on outstanding Business Loans, as well as equity and debt financing. As of December 31, 2022, the Company had approximately $8,300,000 of unrestricted cash. The Company continues to experience repayment of principal as its Business Loans monetize and mature and continues to obtain debt and equity financing, while trying to grow the portfolio of notes receivable and therefore believes that, as a result, it currently has sufficient cash, anticipated financing, and projected income to meet its operating and funding requirements over the next year. In 2022, the Company achieved positive cash from operations. However, the Company has experienced negative cash flows from operations in prior years, as well as an ongoing requirement for substantial additional capital investment. The Company expects that it will need to raise substantial additional capital to accomplish its business plan over the next several years. The Company plans to seek additional funding through a bank credit facility, public or private offerings, or private equity. There can be no assurance as to the availability, if any, or terms upon which such financing and capital might be available in the future.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 4: BUSINESS LOANS RECEIVABLE

Business loans receivable of $47,454,897 are secured, along with annual interest at rates from 6% to 25%, with maturity dates through December 31, 2023. The balance of the allowance for credit losses as of December 31, 2022, and 2021 was $375,751 and $11,555 respectively. Deferred interest and origination fees were $12,503 and $12,503 for the years ended December 31, 2022, and 2021, respectively. The following table summarizes the maturity dates:

Business loans receivable due on or before December 31, 2023	$47,454,897
Business loans receivable due after December 31, 2023	-
Gross business loans receivable	47,454,897
Less deferred interest and origination fees	(12,003)
Less allowance for credit losses	(375,751)
$47,067,143

The following table presents the Company’s credit quality indicators as of December 31, 2022:

Investment Value
Performing loans	$45,909,146

Non-performing loans	$1,545,751

Total loans	$47,454,897

NOTE 5: PROPERTY AND EQUIPMENT

The major classifications of property and equipment are summarized as follows:

	December 31,	December 31,
	2022	2021
Furniture and equipment	$156,380	$91,380
Less accumulated depreciation	(35,664)	(20,832)

Property and equipment, net	$120,716	$70,548

Depreciation expenses for the years ended December 31, 2022, and 2021, was $14,832 and $4,103, respectively.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 6: ASSET HELD FOR SALE

During 2019, the Company took ownership of a commercial parcel on which it had an outstanding business loan. The forgiven loan had an outstanding amount of $1,412,320 and at that time, the property was recorded as an investment with the value of $1,412,320. In December 2021, the Company sold the property to a third party. The sales agreement was driven by the total number of approved units per site plan, with a per unit sales price of $12,500. The Company settled on a final sales price of $2,600,000 recognizing a gain on the sale of the property of $904,943 during the year ended 2021.

In January 2019, the Company acquired a 2-acre parcel of commercial property in the Lake Nona area of Orlando, Florida, for the purchase price of $360,000. The Company, through a subsidiary, Legion Ajay, LLC, owned 51% of that property, In June 2022, the Company sold the property to a third party. The Company settled on a final sales price of $1,750,000 recognizing a gain on the sale of the property of $577,699 during the year ended 2022.

NOTE 7: INVESTMENTS

During 2019, the Company took ownership of a commercial property on which it had an outstanding business loan receivable. The property is located in Sandersville, Georgia and has been recorded as an investment at the outstanding loan balance of $137,679. It is the Company’s intention to evaluate the strategic benefit of holding this property as an investment or reclassifying the property as an Asset held for Sale, potentially listing the property with a real estate agent. It is anticipated this evaluation will happen in 2023.

NOTE 8: NOTES PAYABLE

Unsecured notes

As of December 31, 2022, and 2021, the Company had unsecured notes payable in the aggregate amount of $4,944,893 and 2,656,609 with interest at 7% to 12%, per annum for a period of 6 to 60 months.

Secured notes

As of December 31, 2022, and 2021, the Company had secured notes payable in the aggregate amount of $5,529,500 and $8,744,947, respectively, with interest at 4.5% to 10%, per annum for a period of 6 to 60 months. These loans were secured by the underlying business loans receivable and assets of the Company in the amount of $8,588,794 and $8,644,947 for December 31, 2022, and 2021, respectively. The outstanding secured notes payable are always 100% collateralized by business assets and loans receivable.

Paycheck Protection Program

In 2020 and 2021 the Company received a loan in the amount of $307,592 from the CARES Act Paycheck Protection Program (PPP). The Company filed an application requesting forgiveness and was forgiven the amount of $291,592. The remaining was paid in full, May 2022.

Bonds

During 2020, the Company was approved by the SEC to issue bonds in one-, three- and five-year terms. As of December 31, 2022, the Company had issued bonds in the amount of $33,293,907 with unamortized bond issuance costs and debt discount of $2,796,554 and $81,333 for net balance of $30,416,020. The Bonds are secured by real estate loans and cash at December 31, 2022.

Amortization expenses of bond issuance costs were $1,445,984 and $269,271 for the year ended December 31, 2022, and 2021, respectively.

The estimated weighted average interest rate for the Company’s notes payable, broken down by current and long-term portion is:

Current Portion 2021: 5.95%

Long Term Portion 2021: 6.8%

Current Portion 2022: 5.31%

Long Term Portion 2022: 6.71%

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 8: NOTES PAYABLE (CONTINUED)

	Year ended December 31
	2022	2021
Unsecured notes	$4,944,892	$2,656,607
Secured notes	5,529,500	8,744,947
Paycheck protection program	-	16,000
Bonds	33,293,907	25,121,025
	43,768,299	36,538,579
Debt discount	(81,333)	(25,000)
Less unamortized bond issuance costs	(2,796,554)	(2,117,482)
Notes payable	$40,890,412	$34,396,099

The aggregate maturity on the notes payable as of December 31, 2022, are as follows:

2023	$12,494,811
2024	19,293,322
2025	10,352,666
2026	1,250,000
2027	377,500
43,768,299
Debt discount	(81,333)
43,686,966
Less current portion	(12,494,811)
Less unamortized bond issuance costs	(2,796,554)
Notes payable, long-term portion, net	$28,395,601

For the years ended December 31, 2022, and 2021, total interest expense on these notes payable was $3,837,839 and $2,298,587, respectively; 2022 and 2021 includes $4,167 and $75,000, respectively in amortization of debt discount.

NOTE 9: SHAREHOLDERS’ EQUITY

Noncontrolling Interest

Non-controlling interest represents preferred membership units of Finance prior to December 31, 2020, issued by a subsidiary in the amount of $6,573,783. The noncontrolling interests are presented as a component of equity and the proportionate share of net income (loss) attributed to the noncontrolling interests is recorded in the results of operations. During 2022 the Company returned $787,300 in principal to the preferred shareholders resulting in a non-controlling preferred share balance amount of $4,263,335 at December 31, 2022.

Series A Redeemable Preferred Membership Units

The Company has made available 30,000 Series A Redeemable Preferred Membership Units with a stated value of $1,000 per share. The shares are not certificated and rank senior to any issued or unissued common stock or memberships units of Finance with respect to payment of dividends and distribution of amounts upon liquidation, dissolution or winding up. Holders of the series A Redeemable Preferred Membership units have no voting rights. As of December 31, 2022, the company had issued 21,004 membership units in the amount of $21,004,200.

NOTE 10: STOCK OPTIONS

In November 2017, the Company granted 3 million stock options that expire on December 27, 2027 to BGA Holdings, LLC (BGA)(managed by Joseph B. Hilton). 2 million of these options were immediately vested with the remaining 1 million not being vested until and unless a 3 year employment agreement is entered into by Mr. Hilton. The options have a strike price and term as follows:

Option 1: 500,000 at $1.75 per share, not vested, 10 year term

Option 2: 500,000 at $1.25 per share, not vested, 10 year term

Option 3: 2,000,000 at $1.00 per share, fully vested, 10 year term

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 10: STOCK OPTIONS (CONTINUED)

The weighted-average grant-date fair value of options granted during the year ended December 31, 2017 was $0.94. The options to Mr. Hilton’s company were issued in consideration of cancellation of 2 million shares previously agreed to be issued to Mr. Hilton’s company.

On June 27, 2018, the Company entered into a “Purchase of Stock Options and Lock Up Agreement” with BGA, in which the Company repurchased 496,333 shares of Option #3 above for $100,000. As consideration for the repurchase, a 5-year lock up period was added to the remaining shares of Option #3, and all shares of Options 1 & 2. The lock up period commenced December 27, 2017, and expires December 26, 2022, and BGA may not sell the remaining options or the shares underlying the options earlier than June 30, 2023. However, if certain conditions are not met by the Company, up to 5% of the options held by BGA may be sold in any 12-month period, subsequent to December 27, 2020.

The fair value of the Company’s common stock option grants is estimated using a Black-Scholes option pricing model, which uses certain assumptions related to risk-free interest rates, expected volatility, expected life of the common stock options, and future dividends. Compensation expense is recorded based upon the value derived from the Black-Scholes option pricing model and based on actual experience. The assumptions used in the Black-Scholes option pricing model could materially affect compensation expense recorded in future periods.

The following range of assumptions in the Black-Scholes option pricing model was used to determine fair value of the options issued in November of 2017 and on June 27, 2018:

Expected Dividend Yield—The Company has never paid dividends and does not expect to pay dividends.

Risk-Free Interest Rate—The risk-free interest rate was based on the market yield currently available on United States Treasury securities with maturities approximately equal to the option’s expected term.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 10: STOCK OPTIONS (CONTINUED)

Expected Term—Expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The Company’s assumptions about the expected term have been based on those of companies that have a similar industry, life cycle, revenue, and market capitalization and the historical data on employee exercises.

Expected Volatility—The expected volatility is based on the historical stock volatilities of several of the Company’s publicly listed comparable companies over a period equal to the expected terms of the options, as the Company does not have a long trading history.

Forfeiture Rate—The Company has not experienced significant forfeiture activity on stock options. The Company determines the expected forfeiture rate of its stock option awards issued using the simplified method. The simplified method assumes each vesting tranche of the award has a term equal to the midpoint between when the award vests and when the award expires.

Each of the inputs discussed above is subjective and generally requires significant management judgment. The Company utilized the following inputs to calculate its options as of December 31, 2017, and June 27, 2018:

	Grant	Modification
	Date	Date
Volatility:	43%	35%
Expected terms (in years):	10	10
Risk free rate:	2.42%	2.83%

A summary of the option activity as of December 31, 2022 is presented below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term
Outstanding at December 31, 2021	2,503,067	$1.25	6 years
Vested at December 31, 2021	1,503,067	$1.25	6 years
Non-vested at December 31, 2021	1,000,000	$1.25	6 years
Outstanding at December 31, 2022	2,503,067	$1.25	5 years
Non-vested at December 31, 2022	1,000,000	$1.25	5 years
Vested at December 31, 2022	1,503,067	$1.25	5 years

Total stock compensation expense for the year ended December 31, 2022, and 2021 was $-0-.

NOTE 11: INCOME TAXES

The Company did not provide any Federal income tax for the years ended December 31, 2022, and 2021, due to the Company’s net loss carryforward. The Company did pay $1,685 and $0 in State income tax for the year ended December 31, 2022, and 2021 respectively.

Deferred tax assets and liabilities reflect the effects of tax losses, credits, and the future income tax effects of temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future taxable income is expected to be subject to a federal tax rate of 21% and a state tax rate of 5.5%.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 11: INCOME TAXES (CONTINUED)

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2022, and 2021:

	Year ended December 31
	2022	2021
Federal statutory rate	21.0%	21.0%
State statutory rate	5.3%	5.3%
Valuation allowance	(26.3)%	(26.3)%
Effective tax rate	0.0%	(0.0)%

As of December 31, 2022, and 2021, the Company had a deferred tax asset in the amount of $1,429,845 and $2,454,348 respectively. The Company had a valuation allowance of $1,429,845 and $2,454,348 as of December 31, 2022, and 2021, respectively. The valuation allowance decreased by $1,024,503 and decreased by $384,639 during the years ended December 31, 2022, and 2021, respectively. The Company believes that such assets did not meet the more likely than not criteria to be recoverable through projected future profitable operations in the foreseeable future.

	December 31, 2022	December 31, 2021
Deferred taxes consist of:

Net operating loss deferred tax carryforward	$1,514,659	$2,403,968
Allowance for doubtful accounts	95,065	2,923
Cash basis tax adjustments	(10,251)	47,457
Subtotal	1,429,845	2,454,348
Valuation allowance	(1,429,845)	(2,454,348)
Net deferred taxes	$-	$-

The Company’s net operating loss carry forward for income tax purposes as of December 31, 2022, was approximately $5,950,000 and may be offset against future taxable income. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. Had the Company not utilized the net operating loss carryforward, the company would have paid an estimated federal income tax of $318,492 and $58,716 for the years ended December 31, 2022, and December 31, 2021, respectively.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 12: LEASES

The Company has one operating lease.

Under the operating lease the Company leases its executive offices in Orlando, Florida. The lease expires on July 31, 2024.

The lease has been capitalized, on January 1, 2021, as a Right-of-use asset with an equal right-of-use liability using a discount rate of 10%. The initial present value of the right-of-use asset and liability was calculated to be $153,659. The Company determined this lease to be an operating lease since the office space never transfers to the lessee. The asset will be reduced on a straight-line basis over the 3-year term. The liability will be reduced by minimum payments outlined in the table below. During the year ended December 31, 2022, the Company recorded approximately $43,000 in lease expense under the lease. Cash payments on the lease liability were approximately $60,000.

Years ending December 31,

FY 2023	$59,725
FY 2024	35,881
Total future minimum lease payments	$95,606
Less imputed interest	(22,594)
Total operating lease liability	$73,012

NOTE 13: RELATED PARTY TRANSACTIONS

In 2019, Alpine Funding, LLC, a company owned by James Byrd and Shane Hackett, made a $150,000 loan to Legion Capital to participate as a co-lender in one of the Company’s mortgage loans. The loan was for 12 months with interest at 12% per annum and monthly payments of interest only; the loan was repaid in July 2022. Interest paid during the year ended December 31, 2022, was $4,087.

The Company sold a parcel of real estate in 2022, referenced in Note 6: ASSET HELD FOR SALE, and paid a commission on the transaction to Paul Carrazzone, President and Chief Executive Officer, in the amount of approximately $170,000.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 14: COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is not presently a party to any legal proceedings the resolution of which the Company believes would have a material adverse effect on its business, financial condition, operating results, or cash flows. However, legal proceedings are subject to inherent uncertainties, and an unfavorable outcome could include monetary damages, and excessive verdicts can result from litigation, and as such, could result in a material adverse impact on its business, financial position, results of operations, and /or cash flows.

NOTE 15: CLIENT CONCENRATIONS

One lending relationship accounted for 33% of the Company’s outstanding loans on December 31, 2022. The lending relationship had an outstanding balance on December 31, 2022, of $16,000,000 secured by real estate. The Company’s lending policy is to maintain a 50% loan to value ratio at all times; meaning the outstanding principal to any singular borrower will not exceed 50% of the real estate value securing the loan. This customer was in full compliance with the Company’s lending policy during 2022.

NOTE 16: SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the years ended December 31:

	2022	2021
Cash paid for interest	$2,545,317	$1,706,697

Cash paid for income taxes	$1,685	$-

NOTE 17: SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through May 15, 2023, the date the financial statements were available to be issued.

Preferred stock issuance

Since December 31, 2022, and through the date of the report, the Company has issued 447 shares in the amount of $447,000.

Bonds

Since December 31, 2022, and through the date of the report, the Company has issued 43 bonds in the amount of $1,709,700.

Business loan receivables advances

Since December 31, 2022, the Company has loaned $7,450,000 in business loan advances.

Item 8. Exhibits

Index to Exhibits

Exhibit No.	Description of Exhibit
2.1	Articles of Incorporation (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A (File No. 024-10638) filed on April 3, 2017).
2.3	ByLaws (incorporated by reference to Exhibit 2.3 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A (File No. 024-10638) filed on April 3, 2017).
4.1	Subscription Agreement (incorporated by reference to Exhibit 4.1 to Post Qualification Amendment No. 1 to Form 1-A (File No. 024-11123) filed on March 20, 2020).
4.2	Certificate of Designations for the Series A Redeemable Preferred Stock (incorporated by reference to Exhibit 4.2 to Post Qualification Amendment No. 6 to Form 1-A (File No. 024-11123) filed on March 5, 2021).
4.3	Form of Bond (incorporated by reference to Exhibit 4.3 to Post Qualification Amendment No. 5 to Form 1-A (File No. 024-11123) filed on May 29, 2020).
6.1	Managing Broker Dealer Agreement by and between the Company and Sequence Financial Specialists, LLC, dated as of March 13, 202 (incorporated by reference to Exhibit 6.1 with Post Qualification Amendment No. 1 to Form 1-A (File No. 024-11123) filed on March 20, 2020.
6.2	Form of Indenture (incorporated by reference to Exhibit 6.2 to Post Qualification Amendment No. 5 to Form 1-A (File No. 024-11123) filed on May 29, 2020).
11.1*	Consent of Independent Registered Accounting Firm.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in Orlando, Florida on May 17, 2023.

Legion Capital Corporation

By:	/s/ Paul Carrazone
Paul Carrazone
President and Chief Executive Officer

This offering statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Paul Carrazzone	President and Chief Executive Officer	May 17, 2023
Paul Carrazzone

/s/ David Null	Chief Financial and Chief Accounting Officer	May 17, 2023
David Null

/s/ Douglas S. Hackett	Director	May 17, 2023
Douglas S. Hackett